  Exhibit 99.1

High Tide Launches Exclusive Paid Membership Program: "Cabana Elite"

  Innovative, first-of-its-kind loyalty program in retail cannabis that presents a recurring high-margin revenue opportunity for High Tide
  Membership provides access to exclusive ELITE flash sales, limited edition and exclusive ELITE branded products, discounts on delivery and across High Tide's global e-commerce accessories portfolio, among other benefits at non-cannabis retailers across Canada1
  For a limited time, in an effort to accelerate ELITE adoption and showcase its benefits, the first year of ELITE will be offered at $2.50 per month, a 50% discount
  Cabana Club membership currently exceeds over 860,000 members, which is the largest bricks-and-mortar cannabis loyalty program in Canada
  Standard Cabana Club Membership with all current benefits to remain unchanged and free of charge

CALGARY, AB, Nov. 29, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce the launch of Cabana Elite ("ELITE"), an optional paid membership upgrade for Cabana Club members. Starting today, customers can sign up for ELITE in-store and online at www.cannacabana.com. The Company expects that ELITE will extend the Cabana Club membership program, attract new customers and instill even greater customer loyalty. The Company anticipates that further discounts, benefits and promotions will be regularly added to ELITE. The table below outlines the various perks and benefits available to ELITE members:

High Tide Inc. November 29, 2022 (CNW Group/High Tide Inc.)

	Cabana Club	ELITE[2]
UNBEATABLE prices on cannabis[3]	√	√
Up to 80% off accessories, everyday	√	√
25% off accessory coupon		√
Triple entries into the 420 Car Giveaway, featuring a TESLA Model Y valued at over C$100,000		√
Exclusive and limited edition ELITE branded accessories		√
ELITE Flash Sales		√
Birthday bags		√
Cabana Cannabis Co. discount		√
Discounts on High Tide's leading e-commerce accessory platforms		√
5000+ retail and restaurant deals		√
Tours, events and tickets		√
50% off delivery fee		√

__________________________
[1] ELITE shall at all times be conducted in compliance with the federal Cannabis Act and all cannabis regulations of each province in which its membership is available. ELITE is not available in British Columbia.
[2] ELITE benefits vary by province, as regulations differ in each jurisdiction.
[3] UNBEATABLE prices includes our lowest price guarantee and price matching. For details on UNBEATABLE prices, please see our lowest price guaranteed and price matching policies on our website at cannacabana.com

"I am delighted to finally announce the launch of ELITE, the next evolution in our innovative discount club model and a huge milestone for High Tide. The continuous innovation from our team has positioned us as a top-performing Canadian cannabis company, and ELITE is the natural result of this success. By leveraging the strengths of our diversified cannabis ecosystem, we are providing additional value to ELITE members by offering discounts on High Tide's global online consumption accessories platforms. We see this as a big step towards building our loyalty program into a global cannabis community as we continue to convert price-conscious consumers from the illicit market into our legal cannabis ecosystem," said Raj Grover, President and Chief Executive Officer of High Tide.

"Our goal is to sign up as many Cabana Club members to ELITE as possible within the first year, following which we anticipate an even greater financial impact in subsequent years. During these inflationary times, we decided to offer the ELITE membership at a 50% discount for a limited time to allow our customers to try out the new program at a minimum cost. Once our customers see what ELITE has to offer, we anticipate they will look to maintain their status in subsequent years. Launching ELITE was not an easy task, given the varied regulatory landscape in the Canadian provinces where we operate. Our team has been working hard on this project for many months, and I want to take this opportunity to extend my sincere gratitude to our team members and provincial regulators, who helped us get to this pivotal day. We are confident ELITE will generate excellent returns for our shareholders, who can rely on High Tide for continued innovation and execution," added Mr. Grover.

GRANT OF OPTIONS
In addition, High Tide announces the grant of an aggregate of 25,000 incentive stock options (the "Options") to certain employees of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of  the Company's Omnibus Plan, which became effective on June 2, 2022 (as further detailed in High Tide's press release dated September 14, 2022).

ABOUT HIGH TIDE
High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 142 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share (including, without limitation, Cabana Club and ELITE memberships); the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates; the performance of the Company's business and the operations and activities of the Company; the Company making meaningful increases to its revenue profile; Cabana Club and ELITE programs continuing to attract new members and instill greater customer loyalty; the current and future pricing, benefits and terms of the ELITE program; the continued growth of the Cabana Club and ELITE programs; and the anticipated effects of the Cabana Club and ELITE programs on the Company's business and operations of the Company, including building a global cannabis community and gaining recurring high-margin revenue.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; Cabana Club and ELITE loyalty memberships will continue to increase and generate customer loyalty and revenue for the Company; same-store sales will continue to increase; the Company will make meaningful increases to its revenue profile; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; Cabana Club and ELITE programs will continue to attract new members, instilling greater customer loyalty; current members of the programs will renew their memberships; ELITE will allow the Company to realize financial benefits in subsequent years, generate returns for the Company's shareholders and create a global cannabis community; program membership benefits and terms will be maintained and supplemented; Cabana Club and ELITE programs will have the anticipated effects on the Company's business and operations; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; risk that Cabana Club and ELITE memberships will decrease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and risk that the Cabana Club and ELITE programs will not have the anticipated effect on the Company's business and operations.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 29-NOV-22